UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Eros STX Global Corporation

(Name of Issuer)

A ordinary shares, par value GBP 0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,335,295 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 74,335,295 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,335,295 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 357,230,123 A Ordinary Shares (as defined below) outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,335,295 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 74,335,295 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,335,295 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 74,335,295 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 74,335,295 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,335,295 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020.

Page 4 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the A ordinary shares, par value GBP 0.30 per share (the “A Ordinary Shares”), of Eros STX Global Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Growth GenPar IV Advisors, LLC, a Delaware limited liability company, and (ii) TPG Star Genpar Advisors, LLC, a Delaware limited liability company. TPG Growth GenPar IV Advisors, LLC is the general partner of TPG Growth GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Growth IV Oscars, L.P., a Delaware limited partnership (“TPG Growth IV Oscars”), which directly holds 56,349,827 A Ordinary Shares. TPG Star Genpar Advisors, LLC is the general partner of TPG STAR GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG STAR, L.P., a Delaware limited partnership (“TPG STAR” and, together with TPG Growth IV Oscars, the “TPG Funds”), which directly holds 17,985,468 A Ordinary Shares.

Because of the relationship of Group Advisors to the TPG Funds, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Merger and CVR Settlement

On April 20, 2020, the Issuer (formerly known as Eros International Plc) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with STX Filmworks, Inc. (“STX”), England Holdings 2, Inc., an indirect wholly owned subsidiary of the Issuer (“England Holdings 2”), and England Merger 1 Corp. (formerly known as England Merger Corp.), a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). On July 30, 2020, Merger Sub merged with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 (the “Merger”).

In connection with the Merger, TPG Growth IV Oscars acquired 7,965,334 A Ordinary Shares, at a purchase price per A Ordinary Share of $3.08, pursuant to a subscription agreement entered into on April 17, 2020 (the “PIPE Subscription Agreement”).

Also in connection with the Merger, each share of STX preferred stock held by the TPG Funds was converted into the right to receive a number of contractual contingent value rights (“CVRs”), with the CVRs in turn entitling the TPG Funds to receive on the Settlement Date (as defined below) a number of A Ordinary Shares calculated in accordance with the agreements governing the CVRs entered into concurrently with the consummation of the Merger. The Settlement Date occurred on December 28, 2020 (the “Settlement Date”), which was the date the A Ordinary Shares issuable pursuant to the CVRs were registered for resale pursuant to an effective registration statement under the Securities Act of 1933, as amended. Accordingly, on the Settlement Date, TPG Growth IV Oscars and TPG STAR received 48,384,493 A Ordinary Shares and 17,985,468 A Ordinary Shares, respectively, in respect of the CVRs they acquired in connection with the Merger.

The purchase of the (i) STX preferred stock held by the TPG Funds prior to the Merger and (ii) A Ordinary Shares by TPG Growth IV Oscars was funded by equity contributions of the limited partners of the TPG Funds. The settlement of the CVRs into A Ordinary Shares occurred on the Settlement Date without the payment of any consideration by the TPG Funds.

Registration Rights and Investors’ Rights Agreement

In connection with the Merger, on July 30, 2020, the Issuer, the TPG Funds and certain other shareholders (collectively, the “STX Parties”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that required the Issuer to register for resale all A Ordinary Shares issued (i) pursuant to the PIPE Subscription Agreement (and similar subscription agreements) and (ii) upon settlement of the CVRs on the Settlement Date. The TPG Funds expect to resell the A Ordinary Shares they hold pursuant to the registration statement filed in accordance with the Registration Rights Agreement. The Registration Rights Agreement also grants the STX Parties the right to cause the Issuer to undertake underwritten offerings of the A Ordinary Shares, subject to certain restrictions.

In addition, in connection with the Merger, the Issuer, TPG Growth IV Oscars and certain other shareholders of the Issuer entered into an Investors’ Rights Agreement (as amended by Amendment No. 1 to the Investors’ Rights Agreement, the “Investors’ Rights Agreement”) that, among other things, (i) provides certain STX Parties (not including the TPG Funds) with nomination rights with respect to the Issuer’s Board of Directors, (ii) provides certain protections to, and imposes certain restrictions on, the Issuer’s founders, and (iii) provides that certain matters require the approval of a two-thirds majority of the Board of Directors and certain other matters require the approval of holders of a majority of the outstanding A Ordinary Shares.

Page 6 of 11 Pages

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the descriptions of the Registration Rights Agreement and the Investors’ Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and Investors’ Rights Agreement, respectively, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence is based on 357,230,123 A Ordinary Shares outstanding as of December 28, 2020, as reported in the Prospectus filed by the Issuer with the Commission on December 28, 2020. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 74,335,295 A Ordinary Shares, which constitutes approximately 20.8% of the outstanding A Ordinary Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Page 7 of 11 Pages

Except for the Registration Rights Agreement and the Investors’ Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Registration Rights Agreement, dated as of July 30, 2020, by and among the Issuer the parties set forth in Schedules 1 and 2 thereto (incorporated by reference to Exhibit 10.3 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).
  Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer, Eros Founder Group and the Other Parties Named Therein (incorporated by reference to Exhibit 10.1 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).
  Amendment No. 1 to the Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer and the Required Investors (as defined therein) (incorporated by reference to Exhibit 10.2 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Registration Rights Agreement, dated as of July 30, 2020, by and among the Issuer the parties set forth in Schedules 1 and 2 thereto (incorporated by reference to Exhibit 10.3 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).
3.	Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer, Eros Founder Group and the Other Parties Named Therein (incorporated by reference to Exhibit 10.1 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).
4.	Amendment No. 1 to the Investors’ Rights Agreement, dated as of July 30, 2020, by and among the Issuer and the Required Investors (as defined therein) (incorporated by reference to Exhibit 10.2 to the Current Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Commission on August 4, 2020).